Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Six Months Ended June 30,
	2013	2014	2015	2016	2017	2018
Fixed Charges:

Interest expense	$25,247	$29,074	$27,254	$50,298	$77,884	$52,204

Plus: estimated interest component of rent expense	5,372	5,891	5,921	8,272	10,335	4,778

Capitalized interest	4,950	4,234	3,441	8,066	6,229	6,771

Total Fixed Charges:	$35,570	$39,199	$36,616	$66,636	$94,448	$63,753

Earnings:

Income from continuing operations before income taxes	$421,087	$507,855	$585,368	$412,837	$352,063	$207,355

Plus: Fixed charges	35,570	39,199	36,616	66,636	94,448	63,753

Less: capitalized interest	4,950	4,234	3,441	8,066	6,229	6,771

Total Earnings:	$451,706	$542,820	$618,542	$471,407	$440,282	$264,337

Ratio of earnings to fixed charges	12.70	13.85	16.89	7.07	4.66	4.15